Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
 Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care delivers 18% earnings growth in 2024 and continues the acceleration momentum into 2025

•	Organic revenue growth[1] of 4% driven by Care Enablement and Care Delivery

•	Underlying U.S. same market treatment growth further accelerated in Q4 and turned positive for the full year

•	Accumulated savings of the FME25 program already reached EUR 567 million and 2025 target raised to EUR 750 million

•	With 18% operating income[2] growth top end of the 2024 outlook range reached

•	Reported operating income grew by 2%, reported net income[3] by +8%

•	Net financial leverage ratio reduced from 3.2x to 2.9x and dividend is planned to be raised by 21%

•	High teens to high twenties percent earnings growth in 2025, translating into an 11 to 12% margin

Bad Homburg, Germany (February 25, 2025) – “Fresenius Medical Care has again delivered against its commitments and we met the top end of our 2024 target to profitably grow our business. We successfully executed against our strategic turnaround and transformation plan, advancing our legacy portfolio optimization and realizing significant FME25 savings ahead of plan. The momentum we have created enables us to further raise our FME25 savings target from EUR 650 million to EUR 750 million”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care AG. “Our continued focus on improving operational performance resulted in meaningful progress in the operating income margin towards our 2025 margin targets. Over the course of the past financial year, both business segments contributed to the positive development.” Giza added: “In Care Delivery, a key milestone was underlying U.S. same market treatment growth remaining positive for the second consecutive quarter and turning positive for the full year. Care Enablement recorded accelerated volume growth alongside continued positive pricing momentum. The strong operating income improvement of Care Enablement is testimony to delivering on our ambitious transformation plan. We are confident in the continued execution of our 2025 strategy. We have set the course to significantly grow earnings, raising the implied operating income margin to around 11 to 12 percent in 2025. I would like to thank our employees for their unwavering commitment in providing high quality of patient care worldwide, every day.”

1 At constant currency, adjusted for certain reconciling items including revenues from acquisitions, closed or sold operations and differences in dialysis days

2 Revenue and operating income outlook, as referred to in the 2024 outlook, are both at constant currency, excluding special items as well as the business impact from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in 2023. For FY 2023 and 2024, special items include costs related to the FME25 program, the Humacyte remeasurements, the legal form conversion costs and effects from legacy portfolio optimization. For further details please see the reconciliation attached to the Press Release.

3 Net income attributable to shareholders of Fresenius Medical Care AG

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Key figures Q4 and FY 2024

	Q4 2024	Q4 2023	Growth	Growth	FY 2024	FY 2023	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	5,085	4,988	+2%	+2%	19,336	19,454	-1%	0%
on outlook base[2]	5,069	4,834		+5%	19,454	19,049		+2%

Operating income	259	428	-39%	-39%	1,392	1,369	+2%	+3%
on outlook base[2]	489	373		+31%	1,812	1,540		+18%

Net income[3]	67	188	-64%	-62%	538	499	+8%	+9%
on outlook base[2]	266	154		+73%	912	644		+42%

Basic EPS (EUR)	0.23	0.64	-64%	-62%	1.83	1.70	+8%	+9%
on outlook base[2]	0.91	0.52		+73%	3.11	2.19		+42%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

Execution against the strategic plan translates into strong financial performance and further momentum

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, successfully finished year two of a three-year strategic turnaround and transformation plan.

Operational efficiency: In 2024, the FME25 transformation program accelerated its momentum, delivering EUR 221 million additional sustainable savings for the full year 2024, ahead of the upgraded full year target of around EUR 200 million. Accumulated savings of the entire program reached EUR 567 million. Related one-time costs were EUR 180 million in 2024, adding up to EUR 599 million since the start of the program in 2021. The program is unfolding a strong momentum, which allows to raise the target for sustainable annual savings by EUR 100 million to now EUR 750 million by the end of the current year. The Company assumes related one-time costs of EUR 700 million to EUR 750 million for the total FME25 transformation program.

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Portfolio Optimization: Fresenius Medical Care continues the execution of its portfolio optimization plan to exit non-core and dilutive assets. During 2024, the exit of clinic operations in multiple markets were announced and, except for Brazil, also closed. Those exits include all Latin American countries, Sub-Saharan Africa, and Türkiye, as well as the divestments of Cura Day Hospitals Group in Australia and select assets of Spectra Laboratories, our U.S. laboratory testing services business. All assets divested during 2024 include 230 facilities, 8,200 employees and around 33,800 dialysis patients. Divestitures closed or held for sale in 2024 negatively impacted revenue by EUR 306 million and resulted in a negative effect on operating income of EUR 288 million in the full year 2024, treated as special items to operating income. As announced, the Company used the proceeds from divestitures to further improve the leverage ratio.

Capital Allocation: During 2024, Fresenius Medical Care strictly followed its disciplined financial policy. An increase of 10% in Free Cash Flow after investing activities, mainly due to proceeds from divestitures, was used to further reduce its net financial debt by 9% to EUR 9.8 billion. The corresponding net leverage ratio (net debt/EBITDA) decreased to 2.9x at the end of 2024, compared to 3.2x at the end of 2023. The Company adheres to its dividend policy of developing dividends in line with the development of net income excluding special items. Consequently, the planned dividend proposal for fiscal year 2024 of EUR 1.44 per share corresponds to an increase by 21% compared to prior year’s dividend.

Revenue development driven by robust organic growth1

In the fourth quarter 2024, Group revenue increased by 2% to EUR 5,085 million (+2% at constant currency, +7% organic1). Revenue on outlook base2 increased by 5% to EUR 5,069 million compared to prior year. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -250 basis points.

Care Delivery revenue decreased by 1% to EUR 3,945 million (-1% at constant currency, +6% organic1) and increased by 3% on outlook base2. Divestitures realized as part of the portfolio optimization plan affected the revenue development by -370 basis points.

In Care Delivery U.S., revenue increased by 1% (+1% at constant currency, +7% organic1) and by 8% on outlook base2. Growth in the U.S. was driven by the value-based care business and an overall increase in treatment volumes, higher reimbursement rates and a favorable payor mix shift, partially offset by the absence, in 2024, of the Tricare Settlement. U.S. same market treatment growth further improved sequentially. Adjusted for the exit from less profitable acute care contracts (-0.1%), underlying U.S. same market treatment growth remained positive (+0.5%) compared to prior year for the second consecutive quarter.

In Care Delivery International, revenue decreased by 10% (-10% at constant currency, +4% organic1) and by 17% on outlook base2. This development was driven by divestments realized as part of the portfolio optimization plan (-1,980 basis points), partially offset by organic growth1 and an increase in dialysis days. International same market treatment growth was positive at 1.5%.

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Care Enablement revenue grew by 11% to EUR 1,537 million (+11% at constant currency, +10% organic1) and by 10% on outlook base2, driven by volume growth in all our geographical regions as well as positive pricing momentum. Volume-based procurement in China developed in line with expectations and was supportive of volume growth, yet a headwind to price development.

Within Inter-segment eliminations, revenue for products transferred between the operating segments at fair market value increased by 8% to EUR 397 million (+8% at constant currency)4.

In the full year 2024, Group revenue decreased by 1% to EUR 19,336 million (stable at constant currency, +4% organic1). On outlook base2, revenue increased by 2%, in line with the full year outlook. Divestitures realized as part of the portfolio optimization plan impacted the revenue development by -160 basis points. Care Delivery revenue decreased by 2% to EUR 15,275 million (-2% at constant currency, +4% organic1). Care Delivery U.S. grew by 1% (+1% at constant currency, +4% organic1) and Care Delivery International decreased by 15% (-13% at constant currency, +4% organic1). Divestitures realized as part of the portfolio optimization plan affected the revenue development of Care Delivery by -230 basis points and the revenue development of Care Delivery International by -1,230 basis points. Adjusted for the exit from less profitable acute care contracts (-0.2%), underlying U.S. same market treatment growth turned positive at 0.1%. Care Enablement revenue increased by 4% to EUR 5,557 million (+5% at constant currency, +5% organic1). Inter-segment eliminations increased by 2% to EUR 1,496 million (+2% at constant currency)4.

Strong operating income growth supported by both segments

In the fourth quarter 2024, Group operating income decreased by 39% to EUR 259 million (-39% at constant currency), resulting in a margin2 of 5.1% (Q4 2023: 8.6%). Operating income on outlook base2 increased by 31% to EUR 489 million, resulting in a margin2 of 9.6% (Q4 2023: 7.7%). Divestitures realized as part of the portfolio optimization plan had a neutral effect on operating income2 margin development in the fourth quarter.

Operating income in Care Delivery decreased by 51% to EUR 253 million (-51% at constant currency), resulting in a margin of 6.4% (Q4 2023: 13.0%). Previous year’s quarter included the positive impact of the Tricare settlement in the net amount of EUR 181 million. Operating income on outlook base2 increased by 10%, resulting in a margin2 of 10.7% (Q4 2023: 10.0%). This growth was mainly driven by a lower negative contribution from the value-based care business, positive volume and price effects as well as savings associated with the FME25 program. The positive development was partly offset by the phasing of a consent agreement on certain pharmaceuticals and higher personnel expenses.

[4]	The company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Operating income in Care Enablement significantly increased to EUR 71 million (Q4 2023: EUR -42 million), resulting in a margin of 4.6% (Q4 2023: -3.1%). Operating income on outlook base2 grew by more than sixfold compared to prior year, resulting in a margin2 of 7.8% (Q4 2023: 1.3%). This strong increase was driven by positive volume and price effects as well as savings from the FME25 program, compensating inflationary cost increases as well as negative price impacts from volume-based procurement in China.

Operating income for Corporate amounted to EUR -57 million (Q4 2023: EUR -44 million). The development includes the negative valuation effects of virtual power purchase agreements (EUR -7 million). Operating income on outlook base2 amounted to EUR -42 million (Q4 2023: EUR -26 million).

In the full year 2024, Group operating income increased by 2% to EUR 1,392 million (+3% at constant currency), resulting in a margin of 7.2% (FY 2023: 7.0%). Operating income on outlook base2 increased by 18% to EUR 1,812 million, reaching the upper end of the tightened full year outlook and resulting in a margin of 9.3% (FY 2023: 8.1%). Divestitures realized during the full year were neutral on operating income margin development. In Care Delivery, operating income declined by 22% to EUR 1,190 million (-21% at constant currency), resulting in a margin of 7.8% (FY 2023: 9.7%). Operating income margin on outlook base2 improved to 10.3% (FY 2023: 9.7%). In Care Enablement, operating income significantly increased to EUR 267 million (FY 2023: EUR -67 million), resulting in a margin of 4.8% (Q4 2023: -1.2%). Operating income margin on outlook base2 increased to 6.1% (FY 2023: 2.3%). Operating income for Corporate amounted to EUR -48 million (FY 2023: -67 million).

Net income3 in the fourth quarter 2024 decreased by 64% to EUR 67 million (-62% at constant currency). Previous year’s quarter included the positive impact of the Tricare settlement in the net amount of EUR 110 million. Net income on outlook base2 strongly increased by 73%.

In the full year 2024, net income3 increased by 8% to EUR 538 million (+9% at constant currency). Net income on outlook base2 increased by 42%.

Basic earnings per share (EPS) decreased by 64% to EUR 0.23 in the fourth quarter 2024 (-62% at constant currency). EPS on outlook base2 increased by 73% to EUR 0.91.

In the full year 2024, EPS increased by 8% to EUR 1.83 (+9% at constant currency). EPS on outlook base2 increased by 42% to EUR 3.11.

Lower net financial debt and improved net leverage ratio driven by robust cash flow development

Fresenius Medical Care improved operating cash flow by 16% to EUR 832 million (Q4 2023: EUR 719 million) in the fourth quarter 2024, resulting in a margin of 16.4% (Q4 2023: 14.4%). Operating cash flow increased mainly due to a favorable working capital development, which was partially offset by the absence, in 2024, of the Tricare settlement.

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In the full year 2024, operating cashflow decreased by 9% to EUR 2,386 million (FY 2023: EUR 2,629 million), resulting in a margin of 12.3% (FY 2023: 13.5%). The decline was mainly driven by a negative impact from the phasing of dividend payments received from equity method investments and the absence, in 2024, of the Tricare settlement.

Free cash flow5 increased by 25% to EUR 599 million in the fourth quarter (Q4 2023:
EUR 480 million), resulting in a margin of 11.8% (Q4 2023: 9.6%). In the full year 2024, free cash flow decreased by 13% to EUR 1,701 million (FY 2023: EUR 1,960 million), resulting in a margin of 8.8% (FY 2023: 10.1%).

Total net debt and lease liabilities were further reduced to EUR 9,803 million (Q4 2023: EUR 10,760 million). The net leverage ratio (net debt/EBITDA) improved from 3.2x in Q4 2023 to 2.9x in Q4 2024.

Patients, clinics and employees

As of December 31, 2024, Fresenius Medical Care treated 299,352 patients in 3,675 dialysis clinics worldwide and had 111,513 employees (headcount) globally, compared to 119,845 employees as of December 31, 2023.

Outlook 2025

In 2025, Fresenius Medical Care expects revenue growth to be positive to a low-single digit percent rate compared to prior year.

The Company expects operating income to grow by a high-teens to high-twenties percent rate compared to prior year.

The expected growth rates for 2025 are at constant currency, excluding special items2 in operating income. The 2024 basis for the revenue outlook is EUR 19,336 million and for the operating income outlook is EUR 1,797 million.

Press conference

Fresenius Medical Care will host a virtual press conference to discuss the results of the fourth quarter and the full year 2024 today, February 25, 2024, at 10:00 a.m. CET / 4:00 a.m. EST. The press conference will be webcasted in the “Media” section (Link: Events | Fresenius Medical Care). A replay will be available shortly after the conference.

5 Net cash provided by / used in operating activities, after capital expenditures, before acquisitions/divestitures, investments, and dividends

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Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the fourth quarter and the full year 2024 today, February 25, 2025, at 2:00 p.m. CET / 8:00 a.m. ET. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the fourth quarter and full year 2024. Our 20-F disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,675 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 299,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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Statement of earnings

	Three months ended December 31,
in € million, except share data	2024	2023	Change	Change at cc
Revenue	5,085	4,988	1.9%	1.6%
Revenue (outlook base)[1]	5,069	4,834		4.9%

Costs of revenue	3,814	3,638	4.8%	4.5%
Selling, general and administrative expense	840	845	-0.7%	-0.8%
Research and development expense	50	66	-24.1%	-24.3%
Income from equity method investees	(32)	(23)	37.6%	37.6%
Other operating income	(228)	(257)	-11.5%	-11.3%
Other operating expense	382	291	30.9%	29.3%
Operating income	259	428	-39.5%	-38.7%
Operating income (outlook base)[1]	489	373		31.0%

Interest expense, net	80	85	-5.7%	-6.4%
Income before taxes	179	343	-47.8%	-46.6%
Income tax expense	61	86	-29.4%	-28.6%
Net income	118	257	-54.0%	-52.7%
Net income attributable to noncontrolling interests	51	69	-25.4%	-25.9%
Net income[2]	67	188	-64.4%	-62.5%
Net income[2] (outlook base)[1]	266	154		72.9%

Weighted average number of shares	293,413,449	293,413,449

Basic earnings per share	€0.23	€0.64	-64.4%	-62.5%
Basic earnings per share (outlook base)[1]	€0.91	€0.52		72.9%

In percent of revenue
Operating income margin	5.1%	8.6%
Operating income margin (outlook base)[1]	9.6%	7.7%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement. For a reconciliation, please refer to the table at the end of the press release.

2 Attributable to shareholders of FME AG.

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Statement of earnings

	Twelve months ended December 31,
in € million, except share data	2024	2023	Change	Change at cc
Revenue	19,336	19,454	-0.6%	0.0%
Revenue (outlook base)[1]	19,454	19,049		2.1%

Costs of revenue	14,579	14,529	0.3%	1.0%
Selling, general and administrative expense	3,143	3,196	-1.7%	-1.2%
Research and development expense	183	232	-20.9%	-20.9%
Income from equity method investees	(135)	(122)	10.7%	10.7%
Other operating income	(760)	(515)	47.5%	47.8%
Other operating expense	934	765	22.1%	22.5%
Operating income	1,392	1,369	1.7%	2.6%
Operating income (outlook base)[1]	1,812	1,540		17.6%

Interest expense, net	335	336	-0.3%	-0.2%
Income before taxes	1,057	1,033	2.3%	3.5%
Income tax expense	316	301	5.2%	6.3%
Net income	741	732	1.1%	2.3%
Net income attributable to noncontrolling interests	203	233	-13.1%	-12.8%
Net income[2]	538	499	7.8%	9.4%
Net income[2] (outlook base)[1]	912	644		41.6%

Weighted average number of shares	293,413,449	293,413,449

Basic earnings per share	€1.83	€1.70	7.8%	9.4%
Basic earnings per share (outlook base)[1]	€3.11	€2.19		41.6%

In percent of revenue
Operating income margin	7.2%	7.0%
Operating income margin (outlook base)[1]	9.3%	8.1%

1 Outlook base as referred to the 2024 outlook, presented at constant currency, excluding special items, business impacts from closed divestitures in 2023 and the Tricare settlement. For a reconciliation, please refer to the table at the end of the press release.

2 Attributable to shareholders of FME AG.

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Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company’s outlook (outlook base)

	Three months ended December 31,		Twelve months ended December 31,
in € million	2024	2023	2024	2023
Operating performance (outlook base)
These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items and at constant currency.

Revenue	5,085	4,988	19,336	19,454
Divestitures[1]	—	37	—	(214)
Tricare settlement	—	(191)	—	(191)
Revenue excl. 2023 divestitures and Tricare settlement	5,085	4,834	19,336	19,049
Currency translation effects	(16)	—	118	-
Revenue (outlook base)	5,069	4,834	19,454	19,049

Operating income	259	428	1,392	1,369
FME25 Program	73	52	180	153
Legal Form Conversion Costs	4	17	9	30
Legacy Portfolio Optimization[2]	146	57	288	204
Humacyte Remeasurements	7	1	(72)	(15)
Sum of special items:	230	127	405	372
Divestitures[1]	—	(1)	—	(20)
Tricare settlement	—	(181)	-	(181)
Sum of special items, 2023 divestitures and Tricare settlement	230	(55)	405	171
Operating income excl. special items, 2023 divestitures and Tricare settlement	489	373	1,797	1,540
Currency translation effects	0	—	15	—
Operating income (outlook base)	489	373	1,812	1,540

Net income[3]	67	188	538	499
FME25 Program	53	37	130	109
Legal Form Conversion Costs	3	12	7	21
Legacy Portfolio Optimization[2]	138	21	282	138
Humacyte Remeasurements	5	1	(54)	(11)
Sum of special items:	199	71	365	257
Divestitures[1]	—	5	—	(2)
Tricare settlement	—	(110)	—	(110)
Sum of special items, 2023 divestitures and Tricare settlement	199	(34)	365	145
Net income[3] excl. special items, 2023 divestitures and Tricare settlement	266	154	903	644
Currency translation effects	0	—	9
Net income[3] (outlook base)	266	154	912	644

1 Business impacts from closed divestitures in 2023.

2 2024: mainly comprise gains and losses from divestitures, impairment losses resulting from the measurement of assets held for sale or from write-downs of related non-current assets; 2023: mainly comprise the derecognition of capitalized development costs and the impairment of intangible assets (licenses and distribution rights) as well as termination costs (including certain contractual obligation expenses) related to a dialysis cycler development program which was discontinued in the first quarter of 2023 and other impacts related to agreed-upon divestitures in 2023.

3 Attributable to shareholders of FME AG.

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